SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 13E-3 Amendment No. 2
Transaction Statement under Section 13(e) of the
Securities Exchange Act of 1934

DAVEL COMMUNICATIONS, INC.

(Name of Issuer)

DAVEL COMMUNICATIONS, INC.
MOBILEPRO CORP.
DAVEL ACQUISITION CORP.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

238341101

(CUSIP Number)

Jay O. Wright
President, Chairman, and Chief Executive Officer
Mobilepro Corp.
6701 Democracy Blvd., Suite 300
Bethesda, MD 20817
(301) 315-9040

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications on Behalf of Persons Filing Statements)

with copies to:
Ernest M. Stern, Esq.
Patricio E. Garavito, Esq.
Schiff Hardin LLP
1101 Connecticut Avenue, Suite 600
Washington, D.C. 20036
(202) 778-6400

This statement is filed in connection with (check the appropriate box):
a. ☑ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐ The filing of a registration statement under the Securities Act of 1933.

c. ☐ A tender offer.

d. ☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑

Check the following box if the filing fee is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee
$450,284.45	$53.00
(1) Estimated solely for purposes of calculating the amount of the filing fee. The filing fee is based on the product of (x) 30,018,963 shares of the Issuer’s common stock, $0.01 par value per share (which is the maximum number of shares to be converted in the public company merger into the right to receive cash); and (y) $0.015 (which is the cash payment per share to holders of the shares set forth in (x)). The filing fee of $53.00 was calculated by multiplying the resulting transaction value of $450,284.45 by 0.00011770.

☐ Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

This Rule 13e−3 Transaction Statement on Schedule 13E−3 (this “Schedule 13E−3”) is being filed with the Securities and Exchange Commission (the “Commission”) jointly by the following persons (collectively, the “filing persons”): Davel Communications, Inc. (“Davel”) Mobilepro Corp. (“Mobilepro”) and Davel Acquisition Corp. (“Merger Sub”).

Concurrently with the filing of this Schedule 13E−3, Davel is filing with the Commission a preliminary Information Statement on Schedule 14C of the Securities Exchange Act of 1934, as amended (the “Information Statement”), describing a proposed amendment to Davel’s certificate of incorporation to effectuate a 1−for-97,500,000 reverse stock split of shares of its common stock, par value $0.01.

The Information Statement is in preliminary form and is subject to completion or amendment. The information in the Information Statement, including all appendices thereto, is expressly incorporated by reference into this Schedule 13E−3 in its entirety, and the responses to each item are qualified in their entirety by the provisions of the Information Statement.

The cross reference sheet below is being supplied pursuant to General Instruction G to Schedule 13E-3 and shows the location in the Preliminary Information Statement of the information required to be included in response to the items of this Schedule 13E-3. The information set forth in the Preliminary Information Statement, including all appendices thereto, is incorporated herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Preliminary Information Statement and the appendices thereto.

Item 1. Summary Term Sheet.

The information set forth in the Preliminary Information Statement under the section “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. Davel Communications, Inc. is the subject company. The address of its principal executive offices is 200 Public Square, Suite 700, Cleveland, Ohio 44114 and its telephone number is (216) 241-2555.

(b) Securities. As of February 22, 2005, 615,018,963 shares of Common Stock were issued and outstanding.

(c) Trading Market and Price. The information set forth in the Preliminary Information Statement under the caption “Market for Common Stock and Related Shareholder Matters” is incorporated herein by reference.

(d) Dividends. The information set forth in the Preliminary Information Statement under the caption “Market Prices of Our Common Stock and Dividend Policy” is incorporated herein by reference.

(e) Prior Public Offerings. None of the Filing Persons has made an underwritten public offering of Common Stock for cash during the past three years that was registered under the Securities Act of 1933 or exempt from registration under Regulation A.

(f) Prior Stock Purchases. The information set forth in the Preliminary Information Statement under the section “Prior Transactions Between Mobilepro and Our Company” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) - (c) Davel. Davel Communications, Inc. is the subject company. The address of its principal executive offices is 200 Public Square, Suite 700, Cleveland, Ohio 44114 and its telephone number is (216) 241-2555. The information set forth in the Preliminary Information Statement under the section “Background Information Concerning Our Executive Officers, Directors and Controlling Stockholders” is incorporated herein by reference.

(a) - (c) Mobilepro. Mobilepro Corp. is the parent company of the largest stockholder of Davel. The address of its principal executive offices is 6701 Democracy Blvd., Suite 300, Bethesda, MD 20817 and its telephone number is (301) 315-9040. The information set forth in the Preliminary Information Statement under the section “Background Information Concerning Our Executive Officers, Directors and Controlling Stockholders” is incorporated herein by reference.

(a) - (c) Davel Acquisition Corp. Davel Acquisition Corp. is the largest stockholder of Davel and a wholly-owned subsidiary of Mobilepro. The address of its principal executive offices is 6701 Democracy Blvd., Suite 300, Bethesda, MD 20817 and its telephone number is (301) 315-9040. The information set forth in the Preliminary Information Statement under the section “Background Information Concerning Our Executive Officers, Directors and Controlling Stockholders” is incorporated herein by reference.

(c) Business and Background of Natural Persons.

Jay Wright, President, Chief Executive Officer, and Chairman of Mobilepro; President and Chief Executive Officer of Davel Acquisition.
Kurt Gordon, Chief Financial Officer of Mobilepro; Chief Financial Officer of Davel Acquisition.
Geoffrey Amend, General Counsel and Secretary of Mobilepro; Secretary of Davel Acquisition.
John Dumbleton, Executive Vice President of Mobilepro.
Jack Beech, President of DFW Internet Services and Director of Mobilepro.
Bruce Sanguinetti, President of NeoReach, Inc.
Daniel Lozinsky, Director of Mobilepro.
Michael O’Neil, Director of Mobilepro.
Chris MacFarland, Director of Mobilepro.
Donald Sledge, Director of Mobilepro.

The principal business address of each natural person is 6701 Democracy Blvd., Suite 300, Bethesda, MD 20817. Furthermore, the information set forth in the Preliminary Information Statement under the sections “Background Information Concerning Our Executive Officers, Directors and Controlling Stockholders” is incorporated herein by reference. Each of the natural persons is a citizen of the United States. None of the natural persons has been convicted in a criminal proceeding during the past five years; and none has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4. Terms of Transaction.

(a)(1) Not applicable.

(a)(2) Material Terms. The information set forth in the Preliminary Information Statement under the section “Summary of the Proposed Reverse Stock Split” and “The Reverse Stock Split—Basic Terms” is incorporated herein by reference.

(c) Different Terms. Not applicable.

(d) Appraisal Rights. The information set forth in the Preliminary Information Statement under the section “Appraisal Rights” is incorporated herein by reference.

(e) Provisions for Unaffiliated Stockholders. No provision has been made by the Filing Persons in connection with the transactions contemplated by the Merger Agreement to grant unaffiliated security holders access to the corporate files of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons.

(f) Eligibility for Listing or Trading. Davel’s common stock is traded on the OTC Bulletin Board. Following the reverse stock split, Davel will not take any steps to qualify its common stock for trading on any automated quotations system operated by a national securities association. In addition, Davel’s Common Stock will cease to be traded on the OTC Bulletin Board, but may be traded in the “Pink Sheets,” however Davel does not intend to apply to have its Common Stock traded in the Pink Sheets. The information set forth in the Preliminary Information Statement under the section “Substantive Factors Disfavoring the Reverse Stock Split” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions. The information set forth in the Preliminary Information Statement under the section “Prior Transactions Between Mobilepro and Our Company;” is incorporated herein by reference. None of the named natural persons has engaged in any transaction during the past two years with any other filing person, the aggregate value of which has exceeded $60,000, other than those related to their employment with Mobilepro, which are described in the Preliminary Information Statement under the section “Executive Officers and Directors of Mobilepro”.

(b) Significant Corporate Events. The information set forth in the Preliminary Information Statement under the section “Prior Transactions Between Mobilepro and Our Company;” is incorporated herein by reference.

(c) Negotiations or Contracts. The information set forth in the Preliminary Information Statement under the section “Prior Transactions Between Mobilepro and Our Company;” is incorporated herein by reference. None of the named natural persons has engaged in any negotiations during the past two years with Davel concerning any significant corporate events, other than those set forth in the Preliminary Information Statement.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Preliminary Information Statement under the section “Prior Transactions Between Mobilepro and Our Company;” is incorporated herein by reference. None of the named natural persons has any agreement with any other person with respect to the securities of Davel, other than those set forth in the Preliminary Information Statement.

Item 6. Purposes of the Transaction and Plans or Proposals.

(b) Use of Securities Acquired. Not applicable as to the fractional shares resulting from the proposed Reverse Stock Split, which will not be used. The holders of such fractional shares will be entitled to receive $0.015 per pre-split share.

(c) Plans.

(1)	None.
(2)	None.

(3)
The information set forth in the Information Statement under “Reverse Stock Split - Basic Terms” and “Substantive Factors Disfavoring the Reverse Stock Split - Cessation of Public Sale Opportunities” is incorporated herein by reference.

(4)	None.
(5)	None.
(6)
The information set forth in the Information Statement under “Reverse Stock Split - Basic Terms” and “Substantive Factors Disfavoring the Reverse Stock Split - Cessation of Public Sale Opportunities” is incorporated herein by reference.

(7)
The information set forth in the Information Statement under “Reverse Stock Split - Basic Terms” and “Substantive Factors Disfavoring the Reverse Stock Split - Cessation of Public Sale Opportunities” is incorporated herein by reference.

(8)
The information set forth in the Information Statement under “Reverse Stock Split - Basic Terms” and “Substantive Factors Disfavoring the Reverse Stock Split - Cessation of Public Sale Opportunities” is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

(a) Purposes. The information set forth in the Preliminary Information Statement under the section “Special Factors Considered in Approving the Reverse Stock Split—Purpose of the Reverse Stock Split” is incorporated herein by reference.

(b) Alternatives. The information set forth in the Preliminary Information Statement under the section “Special Factors Considered in Approving the Reverse Stock Split—Background of the Reverse Split; Alternatives Considered by the Board of Directors” is incorporated herein by reference.

(c) Reasons. The information set forth in the Preliminary Information Statement under the section “Special Factors Considered in Approving the Reverse Stock Split—Reasons for the Reverse Stock Split” is incorporated herein by reference.

(d) Effects. The information set forth in the Preliminary Information Statement under the sections “Effects of the Reverse Stock Split on Stockholders Who Hold Fewer than 97,500,000 Shares of Common Stock in a Single Account,” “Effects of the Reverse Split on Stockholders Who Hold More Than 97,500,000 Shares of Our Common Stock in a Single Account,” “General Examples of Potential Effects of the Reverse Split,” “Effects of the Reverse Split on Option Holders,” “Effects of the Reverse Split on Our Company,” “Certain Material Federal Income Tax Consequences” and “The Reverse Stock Split—Accounting Consequences” is incorporated herein by reference.

Item 8. Fairness of the Transaction.

(a) Fairness. The information set forth in the Preliminary Information Statement under the sections “Special Factors Considered in Approving the Reverse Stock Split,” “Substantive and Procedural Factors Considered by Our Board of Directors as to the Fairness of the Reverse Stock Split,” “Procedural Factors Favoring the Reverse Stock Split,” “Procedural Factors Disfavoring the Reverse Stock Split; Interests of our Chairman and Executive Officers in the Reverse Stock Split,” “Substantive Factors Favoring the Reverse Stock Split,” and “Substantive Factors Disfavoring the Reverse Stock Split” are incorporated herein by reference.

(b) Factors Considered in Determining Fairness. The information set forth in the Preliminary Information Statement under the sections listed in Item 8(a) above are incorporated herein by reference.

(c) Approval of Security Holder. The transaction is not structured to require approval of at least a majority of unaffiliated security holders. The information set forth in the Preliminary Information Statement under the section “Procedural Factors Disfavoring the Reverse Stock Split; Interests of our Chairman and Executive Officers in the Reverse Stock Split—The Reverse Stock Split Will be Approved by Mobilepro Without a Vote by Unaffiliated Stockholders” is incorporated herein by reference.

(d) Unaffiliated Representative. The information set forth in the Preliminary Information Statement under the sections listed in Item 8(a) above are incorporated herein by reference.

(e) Approval of Directors. The information set forth in the Preliminary Information Statement under the sections listed in Item 8(a) above are incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations.

(a) Report, Opinion or Appraisal. The information set forth in the Preliminary Information Statement under sections “Analysis of Skyworks Securities” and “Opinion of the Board’s Financial Advisor” are incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Preliminary Information Statement under sections “Analysis of Skyworks Securities” and “Opinion of the Board’s Financial Advisor” are incorporated herein by reference.

(c) Availability of Documents. The information set forth in the Preliminary Information Statement under sections “Analysis of Skyworks Securities” and “Opinion of the Board’s Financial Advisor” are incorporated herein by reference.

Item 10. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Preliminary Information Statement under the section “The Reverse Stock Split—Source of Funds and Financial Effect of the Reverse Split” is incorporated herein by reference.

(b) Conditions. None.

(c) Expenses. The information set forth in the Preliminary Information Statement under the sections “The Reverse Stock Split—Source of Funds and Financial Effect of the Reverse Split” and “The Reverse Stock Split—Fees and Expenses” is incorporated herein by reference.

(d) Borrowed Funds. Not Applicable.

Item 11. Interest in Securities of the Subject Company.

(a) Security Ownership. The information set forth in the Preliminary Information Statement under the section “Interests of Certain Persons in or Opposition to the Reverse Stock Split—Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b) Securities Transactions. None. None of the named natural persons has engaged in any transaction in Davel Communications securities during the past 60 days, other than those described in the Preliminary Information Statement.

Item 12. The Solicitation or Recommendation.

(d) Intent to Tender or Vote in a Going−Private Transaction. The information set forth in the Preliminary Information Statement under the sections “Summary of the Proposed Reverse Stock Split—Approval of Stockholders” and “The Reverse Stock Split—Approval of the Reverse Stock Split By Our Board of Directors and Stockholders,” is incorporated herein by reference.

(e) Recommendations of Others. The information set forth in the Preliminary Information Statement under the sections “Findings of the Board of Directors; Fairness Opinion” and “Special Factors Considered in Approving the Reverse Stock Split—Background of the Reverse Stock Split; Alternatives Considered by our Board of Directors” is incorporated herein by reference.

Item 13. Financial Statements.

(a) Financial Information. The information set forth in: (i) the Preliminary Information Statement under Appendix B—Financial Statements, Management's Discussion and Analysis of Financial Condition and Results of Operations and Quantitative and Qualitative Disclosures About Market Risk, including certain portions of the financial statements in the Company's Annual Report on Form 10−K for the years ended December 31, 2003, 2002 and 2001, (ii) the Preliminary Information Statement under Appendix C—Financial Statements, Management's Discussion and Analysis of Financial Condition and Results of Operations and Quantitative and Qualitative Disclosures About Market Risk, including certain portions of the financial statements in the Company's Quarterly Report on Form 10−Q for the interim periods ended September 30, 2004, (iii) Suplemental Financial Information, and (iv) the Preliminary Information Statement under Appendix E - Pro Forma Financial Statements are incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitation or Recommendations. The information set forth in the Preliminary Information Statement under the section “Findings of the Board of Directors; Fairness Opinion” is incorporated herein by reference.

(b) Employees and Corporate Assets. The information set forth in the Preliminary Information Statement under the sections “The Reverse Stock Split—Source of Funds and Financial Effect of the Reverse Stock Split” and “The Reverse Stock Split —Fees and Expenses” is incorporated herein by reference.

Item 15. Additional Information.

(b) The entire Preliminary Information Statement, including all appendices thereto, is incorporated herein by reference.

Item 16. Exhibits.

(a)(1) Preliminary Information Statement of Davel Communications, Inc. on Schedule 14C, filed with the SEC on February 24, 2005 (incorporated herein by reference).

(b) Not applicable.

(c)(1) Opinion of Reznick Fedder & Silverman, dated February 9, 2005, delivered to the Davel board of directors (incorporated herein by reference to Appendix D to the Preliminary Information Statement).

(c)(2) Materials provided by Reznick Fedder & Silverman to the Davel board of directors dated January 15, 2005.

(d) Loan Purchase Agreement and Transfer and Assignment of Shares dated September 3, 2004, by and among Mobilepro Corp., its wholly-owned subsidiary, Davel Acquisition Corp., Davel Communications, Inc., Wells Fargo Foothill, Inc., as Agent, and the lenders that are signatories to the Amended, Restated, and Consolidated Credit Agreement dated July 24, 2002, as amended. (Incorporated by reference to Exhibit 10.1 to Davel’s Quarterly Report on Form 10-Q filed on November 15, 2004.)

(f) Not applicable.

(g) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DAVEL COMMUNICATIONS, INC.

/s/ Donald L. Paliwoda
(Signature)

Donald L. Paliwoda, Chief Financial Officer
(Name and Title)

April 12, 2005
(Date)

MOBILEPRO CORP.

/s/ Jay O. Wright
(Signature)

Jay O. Wright, President, Chairman and Chief Executive Officer
(Name and Title)

April 12, 2005
(Date)

DAVEL ACQUISITION CORP.

/s/ Jay O. Wright
(Signature)

Jay O. Wright, President and Chief Executive Officer
(Name and Title)

April 12, 2005
(Date)